Exhibit 99.1

Sprott Launches Active Metals & Miners ETF

An Active ETF Leveraging Sprott’s Specialized Metals and Mining Leadership to Invest in Companies Across the Industry Lifecycle

TORONTO, September 10, 2025 – Sprott Inc. (“Sprott”) (NYSE/TSX: SII) today announced the launch of the Sprott Active Metals & Miners ETF (Nasdaq: METL) (“METL”), an actively managed ETF that aims to provide long-term capital appreciation by investing in companies across the metals and mining industry lifecycle, including miners, recyclers, and royalty and streaming companies associated with strategic metals that are in high global demand. METL’s investment strategy is value oriented and contrarian.

METL’s portfolio managers have several decades of collective experience in the metals and mining industry and have the flexibility to invest in mining equities across a wide range of metals. METL seeks to marry top-down sector analysis with bottom-up stock selection, investing in undervalued companies that the portfolio managers believe have good long-term business fundamentals and/or growth potential, but are temporarily out of favor with investors. The investment team is led by Senior Portfolio Manager & Economic Geologist Justin Tolman, BSc (Hons), MBA, who is joined by Maria Smirnova, MBA, CFA, Senior Portfolio Manager & Chief Investment Officer; Shree Kargutkar, MBA, CFA, Senior Portfolio Manager; and Victor Huwang, MBA, CRC, Director, U.S. Operations.

“Each year, Sprott’s multi-disciplinary investment team conducts approximately 200 management meetings within the mining sector and also assesses asset potential, identifies challenges and explores geologic opportunities through up to 30 mining site visits annually,” said Whitney George, Chief Executive Officer of Sprott. “Sprott is well positioned to create a dynamic portfolio of the miners of essential materials that span copper, uranium, silver, steel, lithium and many other metals that are critical for energy independence, national security and growth industries.”

METL combines the expertise of active management with the flexibility of an ETF, which includes daily transparency, liquidity and potential tax efficiency. METL is part of Sprott’s growing portfolio of ETFs:

Sprott Diversified Metals and Mining ETFs
Sprott Active Metals & Miners ETF	Nasdaq: METL	An actively managed ETF that aims to provide long-term capital appreciation by investing in companies across the metals and mining industry lifecycle, including miners, recyclers, and royalty and streaming companies associated with commodities that are in high global demand. The Fund’s investment strategy is value oriented and contrarian.
Sprott Precious Metals ETFs
Sprott Active Gold & Silver Miners ETF	Nasdaq: GBUG	An actively managed ETF that aims to provide long-term capital appreciation by investing in shares of gold- and silver-focused companies that are engaged in exploring, developing and mining; or royalty and streaming companies engaged in the financing of gold and silver assets. The investment strategy of the Fund is value oriented and contrarian.

Sprott Gold Miners ETF	NYSE Arca: SGDM	Seeks investment results that correspond (before fees and expenses) generally to the performance of its underlying index, the Solactive Gold Miners Custom Factors Index (Index Ticker: SOLGMCFT). The Index aims to track the performance of larger-sized gold companies whose stocks are listed on Canadian and major U.S. exchanges.
Sprott Junior Gold Miners ETF	NYSE Arca: SGDJ	Seeks investment results that correspond (before fees and expenses) generally to the performance of its underlying index, the Solactive Junior Gold Miners Custom Factors Index (Ticker: SOLJGMFT). The Index aims to track the performance of small-capitalization gold companies whose stocks are listed on regulated exchanges.
Sprott Silver Miners & Physical Silver ETF	Nasdaq: SLVR	Seeks investment results that correspond (before fees and expenses) generally to the performance of its underlying index, Nasdaq Sprott Silver Miners™ Index (NSLVR™), by investing at least 80% of its total assets in securities of NSLVR. The Nasdaq Sprott Silver Miners Index is designed to track the performance of a selection of securities in the silver industry, including silver producers, developers and explorers, and physical silver.
Sprott Critical Materials ETFs
Sprott Critical Materials ETF	Nasdaq: SETM	Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Critical Materials™ Index (NSETM™). The Index is designed to track the performance of a selection of global securities in the critical materials industry.
Sprott Uranium Miners ETF	NYSE Arca: URNM	Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the North Shore Global Uranium Mining Index (URNMX). The Index is designed to track the performance of companies that devote at least 50% of their assets to the uranium mining industry, which may include mining, exploration, development and production of uranium, or holding physical uranium, owning uranium royalties or engaging in other non-mining activities that support the uranium mining industry.

Sprott Junior Uranium Miners ETF	Nasdaq: URNJ	Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Junior Uranium Miners™ Index (NSURNJ™), which is designed to track the performance of mid-, small- and micro-cap companies in uranium mining-related businesses.
Sprott Copper Miners ETF	Nasdaq: COPP	Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Copper Miners™ Index (NSCOPP™), which is designed to track the performance of a selection of global securities in copper mining-related businesses.
Sprott Junior Copper Miners ETF	Nasdaq: COPJ	Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Junior Copper Miners™ Index (NSCOPJ™), which is designed to track the performance of mid-, small- and micro-cap companies in copper mining-related businesses.
Sprott Lithium Miners ETF	Nasdaq: LITP	Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Lithium Miners™ Index (NSLITP™). The Index is designed to track the performance of a selection of global securities in the lithium industry, including lithium producers, developers and explorers.
Sprott Nickel Miners ETF	Nasdaq: NIKL	Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Nickel Miners™ Index (NSNIKL™). The Index is designed to track the performance of a selection of global securities in the nickel industry, including nickel producers, developers and explorers.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California, and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Contact:

Glen Williams

Senior Managing Partner

Investor and Institutional Client Relations

Direct: (416) 943-4394

gwilliams@sprott.com

Dan Gagnier

Gagnier Communications

Direct: (646) 569-5897

sprott@gagnierfc.com

Important Disclosures

An investor should consider the investment objectives, risks, charges, and expenses of each fund carefully before investing. To obtain a fund’s Prospectus, which contains this and other information, contact your financial professional, call 1.888.622.1813 or visit SprottETFs.com. Read the Prospectus carefully before investing.

One cannot invest directly in an index.

Exchange Traded Funds (ETFs) are considered to have continuous liquidity because they allow for an individual to trade throughout the day, which may indicate higher transaction costs and result in higher taxes when fund shares are held in a taxable account.

The funds are non-diversified and can invest a greater portion of assets in securities of individual issuers, particularly those in the natural resources and/or precious metals industry, which may experience greater price volatility. Relative to other sectors, natural resources and precious metals investments have higher headline risk and are more sensitive to changes in economic data, political or regulatory events, and underlying commodity price fluctuations. Risks related to extraction, storage and liquidity should also be considered.

Shares are not individually redeemable. Investors buy and sell shares of the funds on a secondary market. Only market makers or “authorized participants” may trade directly with the fund, typically in blocks of 10,000 shares.

The Sprott Active Metals & Miners ETF, Sprott Active Gold & Silver Miners ETF and Sprott Silver Miners & Physical Silver ETF are new and have limited operating history.

Sprott Asset Management USA, Inc. is the Investment Adviser to the Sprott ETFs. ALPS Distributors, Inc. is the Distributor for the Sprott ETFs and is a registered broker-dealer and FINRA Member.

ALPS Distributors, Inc. is not affiliated with Sprott Asset Management USA, Inc.

© 2025 Sprott Inc. All rights reserved.